

November 18, 2010

Mr. Adam Wasserman,
Chief Financial Officer
Gold Horse International, Inc.
No. 31 Tongdao South Road
Hohhot, Inner Mongolia
People's Republic of China

>   **Re: Item 4.02 Form 8-K**
>   **Filed: September 22, 2010**
>   **File No. 0-30311**

Dear Mr. Wasserman:

We have reviewed your response letter dated October 12, 2010 and have the following comment.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 8-K Filed on September 22, 2010</u>

1. We have read your response to comment 1 from our letter dated September 28, 2010. Given that you concluded your unaudited interim financial statements for the periods ended September 30, 2009, December 31, 2009 and March 31, 2010, included in your quarterly reports on Form 10-Q should not be relied upon, you should file amended quarterly reports for each corresponding period. As previously requested, please file amended Forms 10-Q for the periods ending September 30, 2009, December 31, 2009, and March 31, 2010, with the revised interim financial statements, as well as revisions to MD&A and other affected disclosure.

    If you wish to request a waiver of this financial reporting requirement, please provide us with a waiver request outlining your specific intent and providing a robust explanation of the reasons for the request. The request will be considered based on your specific facts and circumstances. In the event the request is approved, the Form 10-K will require amendment to include restatement information for all quarters, including amended MD&A for each of the interim periods associated with the restated quarters.

If you have any questions regarding this comment, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief